Exhibit 99.(II)

---------------------------------
[SEAL] Republica de Panama
       SUPERINTENDENCIA DE BANCOS
---------------------------------

                                 BALANCE SHEETS*
                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                                  IN BALBOAS**

                                           Year 2001       January 2002     February 2002       March 2002
LIQUID ASSETS .....................       559,215,242       653,768,019       600,188,604       625,875,065
 A.- LOCAL DEPOSITS ...............           187,152           230,970        12,491,287        10,270,865
   DEMAND .........................           187,152           230,970           291,287           270,865
   TIME ...........................                --                --        12,200,000        10,000,000
 B.- FOREIGN DEPOSITS .............       558,002,884       653,316,339       587,601,493       615,260,077
   DEMAND .........................        32,602,884        44,716,339         5,101,493         2,760,077
   TIME ...........................       525,400,000       608,600,000       582,500,000       612,500,000
 C.- OTHERS .......................         1,025,204           220,709            95,823           344,121
CREDIT PORTFOLIO ..................     4,611,552,819     4,277,250,819     4,136,941,765     3,547,589,333
   LOCAL ..........................       666,349,575       600,406,304       587,514,188       314,301,017
   FOREIGN ........................     3,945,203,244     3,676,844,515     3,549,427,577     3,233,288,316
INVESTMENT SECURITIES .............       395,097,086       393,410,508       345,127,982       580,182,914
   LOCAL ..........................        14,821,029        14,873,470         9,915,175         4,944,350
   FOREIGN ........................       380,276,057       378,537,038       335,212,807       575,238,564
OTHER ASSETS ......................       168,260,872       156,928,240       120,294,233       107,275,809
   LOCAL ..........................        19,166,721        12,197,176         9,848,007         9,155,491
   FOREIGN ........................       149,094,151       144,731,064       110,446,226        98,120,318
 TOTAL ASSETS .....................     5,734,126,023     5,481,357,591     5,202,552,589     4,860,923,126
DEPOSITS ..........................     1,314,867,337     1,138,615,466       949,719,207       696,426,333
   LOCAL ..........................       194,579,648       139,918,650       116,335,949        75,844,519
      GOVERNMENT ..................                --                --                --                --
      CUSTOMERS ...................         4,048,080         4,053,678         4,059,665            43,558
        DEMAND ....................         4,005,262         4,010,860         4,016,107                --
        TIME ......................            42,818            42,818            43,558            43,558
        SAVINGS ...................                --                --                --                --
      FROM BANKS ..................       190,531,566       135,864,970       112,276,283        75,800,961
        DEMAND ....................        33,896,332        15,154,094        13,236,628        18,466,682
        TIME ......................       156,635,234       120,710,876        99,039,655        57,334,279
   FOREIGN ........................     1,120,287,689       998,696,816       833,383,258       620,581,814
      CUSTOMERS ...................        14,705,832         9,672,352        48,866,893        50,733,351
        DEMAND ....................         1,995,410         1,981,808         4,171,686         1,173,113
        TIME ......................        12,710,422         7,690,544        44,695,207        49,560,238
        SAVINGS ...................                --                --                --                --
      FROM BANKS ..................     1,105,581,855       989,024,461       784,516,363       569,848,461
        DEMAND ...................        29,062,558        22,798,785        71,879,847        24,414,022
        TIME ......................     1,076,519,297       966,225,676       712,636,516       545,434,439
BORROWINGS ........................     3,597,484,945     3,529,423,135     3,455,736,734     3,369,919,000
 LOCAL ............................        96,400,000       111,400,000       136,800,000       126,800,000
 FOREIGN ..........................     3,501,084,945     3,418,023,135     3,318,936,734     3,243,119,000
OTHER LIABILITIES .................       312,017,223       299,813,345       283,123,437       285,731,217
 LOCAL ............................        22,400,364        24,410,988        20,325,372        13,446,563
 FOREIGN ..........................       289,616,859       275,402,357       262,798,065       272,284,654
STOCKHOLDERS'EQUITY ...............       509,756,513       513,505,643       513,973,209       508,846,571
 CAPITAL ..........................       208,271,990       208,321,348       208,321,348       208,321,348
 RESERVES AND RETAINED EARNINGS ...       301,484,522       305,184,293       305,651,858       300,525,220
LIABILITIES + STOCKHOLDERS'EQUITY .     5,734,126,023     5,481,357,592     5,202,552,589     4,860,923,125

                                           April 2002          May 2002         June 2002         July 2002
LIQUID ASSETS .....................       676,360,070       560,982,073       509,262,480       438,889,945
 A.- LOCAL DEPOSITS ...............        25,458,020        10,381,589        10,961,746           453,389
   DEMAND .........................           458,020           381,589           961,746           453,389
   TIME ...........................        25,000,000        10,000,000        10,000,000                --
 B.- FOREIGN DEPOSITS .............       650,728,325       550,435,691       498,112,745       438,356,655
   DEMAND .........................         2,328,325         1,335,691         4,812,745         8,956,655
   TIME ...........................       648,400,000       549,100,000       493,300,000       429,400,000
 C.- OTHERS .......................           173,723           164,793           187,989            79,901
CREDIT PORTFOLIO ..................     3,412,267,716     3,199,583,202     3,052,576,556     2,852,352,040
   LOCAL ..........................       407,918,743       322,913,337       321,188,356       324,324,396
   FOREIGN ........................     3,004,348,973     2,876,669,865     2,731,388,200     2,528,027,644
INVESTMENT SECURITIES .............       442,319,499       468,183,817       413,391,280       389,350,979
   LOCAL ..........................         4,960,100         4,976,375         4,992,125                --
   FOREIGN ........................       437,359,399       463,207,442       408,399,155       389,350,979
OTHER ASSETS ......................       107,810,362       133,572,005       101,369,187        82,987,290
   LOCAL ..........................         9,444,289        11,829,919        10,955,665         8,797,945
   FOREIGN ........................        98,366,073       121,742,086        90,413,521        74,189,345
 TOTAL ASSETS .....................     4,638,757,651     4,362,321,098     4,076,599,503     3,763,580,253
DEPOSITS ..........................       762,196,310       600,100,376       560,978,537       452,101,632
   LOCAL ..........................        58,621,198        46,437,221        62,687,188       284,183,446
      GOVERNMENT ..................                --                --                --       245,285,111
      CUSTOMERS ...................                --                --                --                --
        DEMAND ....................                --                --                --                --
        TIME ......................                --                --                --                --
        SAVINGS ...................                --                --                --                --
      FROM BANKS ..................        58,621,197                --                --        38,898,335
        DEMAND ....................        14,793,765                --                --        12,438,565
        TIME ......................        43,827,432                --                --        26,459,770
   FOREIGN ........................       703,575,112       553,663,156       498,291,349       167,918,186
      CUSTOMERS ...................        60,732,754                --                --         3,003,650
        DEMAND ....................         1,172,516                --                --                --
        TIME ......................        59,560,238                --                --         3,003,650
        SAVINGS ...................                --                --                --                --
      FROM BANKS ..................       642,842,356                --                --       164,914,535
        DEMAND ...................         53,594,158                --                --         8,782,485
        TIME ......................       589,248,198                --                --       156,132,050
BORROWINGS ........................     3,067,440,500     2,957,804,250     2,737,819,614     2,563,593,161
 LOCAL ............................        95,900,000        93,600,000        94,100,000        74,100,000
 FOREIGN ..........................     2,971,540,500     2,864,204,250     2,643,719,614     2,489,493,161
OTHER LIABILITIES .................       301,092,980       340,593,150       578,907,347       550,795,735
 LOCAL ............................        22,209,980        33,676,418        14,664,779        39,271,088
 FOREIGN ..........................       278,883,000       306,916,731       564,242,567       511,524,647
STOCKHOLDERS'EQUITY ...............       508,027,859       463,823,322       198,894,006       197,089,725
 CAPITAL ..........................       208,321,348       207,864,919       207,830,177       205,841,717
 RESERVES AND RETAINED EARNINGS ...       299,706,510       255,958,402        (8,936,171)       (8,751,991)
LIABILITIES + STOCKHOLDERS'EQUITY .     4,638,757,651     4,362,321,098     4,076,599,503     3,763,580,253

                                          August 2002    September 2002      October 2002
LIQUID ASSETS .....................       428,163,442       411,773,675       397,039,730
 A.- LOCAL DEPOSITS ...............           851,602           704,277           277,257
   DEMAND .........................           851,602           704,277           277,257
   TIME ...........................                --                --                --
 B.- FOREIGN DEPOSITS .............       427,064,448       410,869,594       396,606,522
   DEMAND .........................        13,164,448        38,069,594        12,806,522
   TIME ...........................       413,900,000       372,800,000       383,800,000
 C.- OTHERS .......................           247,391           199,804           155,951
CREDIT PORTFOLIO ..................     2,636,649,393     2,622,847,931     2,491,926,850
   LOCAL ..........................       309,406,811       309,350,237       285,284,083
   FOREIGN ........................     2,327,242,582     2,313,497,694     2,206,642,766
INVESTMENT SECURITIES .............       418,089,299       415,614,532       367,714,861
   LOCAL ..........................       132,022,050       132,022,050       132,022,050
   FOREIGN ........................       286,067,249       283,592,482       235,692,811
OTHER ASSETS ......................        75,437,629       119,638,819        97,137,204
   LOCAL ..........................         8,055,291         7,637,430         7,574,324
   FOREIGN ........................        67,382,338       112,001,388        89,562,880
 TOTAL ASSETS .....................     3,558,339,763     3,569,874,957     3,353,818,644
DEPOSITS ..........................       407,603,210       458,691,585       393,810,134
   LOCAL ..........................       321,411,031       330,619,066        55,728,809
      GOVERNMENT ..................       247,693,392       237,597,405             3,326
      CUSTOMERS ...................                --                --                --
        DEMAND ....................                --                --                --
        TIME ......................                --                --                --
        SAVINGS ...................                --                --                --
      FROM BANKS ..................        73,717,639        93,021,661        55,725,483
        DEMAND ....................        12,485,524        12,258,254        12,271,094
        TIME ......................        61,232,115        80,763,406        43,454,389
   FOREIGN ........................        86,192,179       128,072,519       338,081,325
      CUSTOMERS ...................         3,003,650         6,003,650        11,598,189
        DEMAND ....................                --                --         1,591,282
        TIME ......................         3,003,650         6,003,650        10,006,907
        SAVINGS ...................                --                --                --
      FROM BANKS ..................        83,188,529       122,068,868       326,483,136
        DEMAND ...................         24,126,144        45,633,653        12,543,343
        TIME ......................        59,062,384        76,435,216       313,939,793
BORROWINGS ........................     2,414,252,847     2,315,971,190     2,159,718,694
 LOCAL ............................        55,500,000        54,900,000        36,000,000
 FOREIGN ..........................     2,358,752,847     2,261,071,190     2,123,718,694
OTHER LIABILITIES .................       532,985,592       592,114,133       585,988,618
 LOCAL ............................       105,122,704       105,220,748        98,291,168
 FOREIGN ..........................       427,862,888       486,893,384       487,697,450
STOCKHOLDERS'EQUITY ...............       203,498,113       203,098,049       214,301,199
 CAPITAL ..........................       205,751,907       205,723,555       205,721,475
 RESERVES AND RETAINED EARNINGS ...        (2,253,794)       (2,625,507)        8,579,723
LIABILITIES + STOCKHOLDERS'EQUITY .     3,558,339,763     3,569,874,957     3,353,818,644

*     Includes only Panama - New York accounts.

**    Monetary unit at part and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).

---------------------------------
[SEAL] Republica de Panama
       SUPERINTENDENCIA DE BANCOS
---------------------------------

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                             STATEMENTS OF INCOME*
                             JANUARY - OCTOBER 2002
                                 (In Balboas)**

-----------------------------------------------------------------------------------------------------------------------------------
               ACCOUNTS                               JANUARY          FEBRUARY        MARCH           I QUARTER           APRIL
-----------------------------------------------------------------------------------------------------------------------------------
A. Interest Income                                  20,774,868        15,245,124     17,521,080        53,541,072        15,235,760
-----------------------------------------------------------------------------------------------------------------------------------
A.1   Loans                                         17,619,803        12,436,456     14,667,499        44,723,758        12,782,616
-----------------------------------------------------------------------------------------------------------------------------------
A.2   Deposits                                         988,564           894,551        871,393         2,754,508           938,325
-----------------------------------------------------------------------------------------------------------------------------------
A.3   Investments                                    2,166,500         1,914,117      1,982,187         6,062,804         1,514,818
-----------------------------------------------------------------------------------------------------------------------------------
A.4   Leases                                                 0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
A.5   Other                                                  0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
B. Operating Expenses                               12,477,315        10,331,045     10,349,972        33,158,332         9,410,688
-----------------------------------------------------------------------------------------------------------------------------------
B.1   Interest expense                              12,383,080        10,242,708     10,252,419        32,878,207         9,315,240
-----------------------------------------------------------------------------------------------------------------------------------
B.2   Commissions                                       94,234            88,336         97,552           280,122            95,448
-----------------------------------------------------------------------------------------------------------------------------------
C. Net Interest Income                               8,297,553         4,914,080      7,171,108        20,382,741         5,825,071
-----------------------------------------------------------------------------------------------------------------------------------
D. Other Income                                       -516,710          -666,552      3,915,386         2,732,124        -1,516,495
-----------------------------------------------------------------------------------------------------------------------------------
D.1   Commissions                                    1,235,491           817,247        876,717         2,929,455           898,248
-----------------------------------------------------------------------------------------------------------------------------------
D.2   Foreign currency operations                   -1,752,201        -1,483,799      3,038,669          -197,331        -2,414,743
-----------------------------------------------------------------------------------------------------------------------------------
D.3   Dividends                                              0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
D.4   Other Income                                           0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
E. Operating Income                                  7,780,843         4,247,528     11,086,494        23,114,865         4,308,576
-----------------------------------------------------------------------------------------------------------------------------------
F. General Expenses                                  1,601,297         1,457,528      1,489,605         4,548,430         1,826,536
-----------------------------------------------------------------------------------------------------------------------------------
F.1   Administrative expenses                        1,225,489           996,477        994,052         3,216,018           962,036
-----------------------------------------------------------------------------------------------------------------------------------
F.2   General expenses                                 182,022           272,871        289,989           744,882           388,095
-----------------------------------------------------------------------------------------------------------------------------------
F.3   Depreciation                                     113,080           101,855        114,545           329,480           109,502
-----------------------------------------------------------------------------------------------------------------------------------
F.4   Other expenses                                    80,706            86,325         91,019           258,050           366,903
-----------------------------------------------------------------------------------------------------------------------------------
G. Earnings before provision for loan losse          6,179,546         2,790,000      9,596,889        18,566,435         2,482,040
-----------------------------------------------------------------------------------------------------------------------------------
H. Provision for loan losses                         2,500,000         2,500,000     15,000,000        20,000,000         3,050,000
-----------------------------------------------------------------------------------------------------------------------------------
I. Net Income at the end of period                   3,679,543           289,998     -5,403,111        -1,433,570          -567,960
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
               ACCOUNTS                               MAY                JUNE       II QUARTER           JULY              AUGUST
-----------------------------------------------------------------------------------------------------------------------------------
A. Interest Income                                  15,643,333         4,939,532     35,818,625        13,194,940        12,264,244
-----------------------------------------------------------------------------------------------------------------------------------
A.1   Loans                                         13,191,440         3,615,177     29,589,233        10,331,404        10,163,418
-----------------------------------------------------------------------------------------------------------------------------------
A.2   Deposits                                         921,882           758,584      2,618,792           751,506           603,960
-----------------------------------------------------------------------------------------------------------------------------------
A.3   Investments                                    1,530,011           565,771      3,610,600         2,112,030         1,496,866
-----------------------------------------------------------------------------------------------------------------------------------
A.4   Leases                                                 0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
A.5   Other                                                  0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
B. Operating Expenses                                9,223,983         8,047,420     26,682,091         7,807,630         7,238,968
-----------------------------------------------------------------------------------------------------------------------------------
B.1   Interest expense                               9,023,553         7,918,261     26,257,055         7,652,240         7,062,887
-----------------------------------------------------------------------------------------------------------------------------------
B.2   Commissions                                      200,430           129,159        425,037           155,390           176,081
-----------------------------------------------------------------------------------------------------------------------------------
C. Net Interest Income                               6,419,350        -3,107,888      9,136,533         5,387,310         5,025,277
-----------------------------------------------------------------------------------------------------------------------------------
D. Other Income                                        128,116          -548,119     -1,936,498        -4,145,676        11,481,396
-----------------------------------------------------------------------------------------------------------------------------------
D.1   Commissions                                    1,084,416           462,690      2,445,354           528,776           804,914
-----------------------------------------------------------------------------------------------------------------------------------
D.2   Foreign currency operations                     -956,300        -1,010,810     -4,381,853        -4,674,453         9,751,481
-----------------------------------------------------------------------------------------------------------------------------------
D.3   Dividends                                              0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
D.4   Other Income                                           0                 0              0                 0           925,000
-----------------------------------------------------------------------------------------------------------------------------------
E. Operating Income                                  6,547,466        -3,656,007      7,200,035         1,241,634        16,506,672
-----------------------------------------------------------------------------------------------------------------------------------
F. General Expenses                                  2,540,481        53,082,806     57,449,824         1,516,542         5,570,346
-----------------------------------------------------------------------------------------------------------------------------------
F.1   Administrative expenses                        1,839,332           942,187      3,743,555         1,027,234           532,829
-----------------------------------------------------------------------------------------------------------------------------------
F.2   General expenses                                 365,953           194,455        948,504           278,338           247,565
-----------------------------------------------------------------------------------------------------------------------------------
F.3   Depreciation                                     108,267           108,761        326,530           111,667           115,474
-----------------------------------------------------------------------------------------------------------------------------------
F.4   Other expenses                                   226,929        51,837,404     52,431,236            99,302         4,674,478
-----------------------------------------------------------------------------------------------------------------------------------
G. Earnings before provision for loan losses         4,006,985       -56,738,814    -50,249,789          -274,908        10,936,326
-----------------------------------------------------------------------------------------------------------------------------------
H. Provision for loan losses                         4,300,000       244,420,684    251,770,684                 0        -4,500,000
-----------------------------------------------------------------------------------------------------------------------------------
I. Net Income at the end of period                    -293,015      -301,159,497   -302,020,472          -274,908        15,436,326
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
               ACCOUNTS                             SEPTEMBER        III QUARTER      OCTOBER          IV QUARTER      YEAR TO DATE
-----------------------------------------------------------------------------------------------------------------------------------
A. Interest Income                                   9,995,214        35,454,399     10,904,521        10,904,521       135,718,618
-----------------------------------------------------------------------------------------------------------------------------------
A.1   Loans                                          7,978,732        28,473,554      7,877,939         7,877,939       110,664,483
-----------------------------------------------------------------------------------------------------------------------------------
A.2   Deposits                                         654,148         2,009,614        616,214           616,214         7,999,128
-----------------------------------------------------------------------------------------------------------------------------------
A.3   Investments                                    1,362,334         4,971,231      2,410,369         2,410,369        17,055,003
-----------------------------------------------------------------------------------------------------------------------------------
A.4   Leases                                                 0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
A.5   Other                                                  0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
B. Operating Expenses                                6,599,818        21,646,416      6,182,782         6,182,782        87,669,621
-----------------------------------------------------------------------------------------------------------------------------------
B.1   Interest expense                               6,418,247        21,133,373      5,956,064         5,956,064        86,224,699
-----------------------------------------------------------------------------------------------------------------------------------
B.2   Commissions                                      181,571           513,043        226,718           226,718         1,444,919
-----------------------------------------------------------------------------------------------------------------------------------
C. Net Interest Income                               3,395,396        13,807,983      4,721,739         4,721,739        48,048,997
-----------------------------------------------------------------------------------------------------------------------------------
D. Other Income                                        271,377         7,607,097        503,306           503,306         8,906,028
-----------------------------------------------------------------------------------------------------------------------------------
D.1   Commissions                                      295,974         1,629,664        736,356           736,356         7,740,830
-----------------------------------------------------------------------------------------------------------------------------------
D.2   Foreign currency operations                     -529,596         4,547,432       -233,050          -233,050          -264,802
-----------------------------------------------------------------------------------------------------------------------------------
D.3   Dividends                                              0                 0              0                 0                 0
-----------------------------------------------------------------------------------------------------------------------------------
D.4  Other Income                                      505,000         1,430,000              0                 0         1,430,000
-----------------------------------------------------------------------------------------------------------------------------------
E. Operating Income                                  3,666,773        21,415,079      5,225,045         5,225,045        56,955,025
-----------------------------------------------------------------------------------------------------------------------------------
F. General Expenses                                   -257,742         6,829,146      1,700,606         1,700,606        70,528,007
-----------------------------------------------------------------------------------------------------------------------------------
F.1   Administrative expenses                        1,514,419         3,074,482      1,241,405         1,241,405        11,275,459
-----------------------------------------------------------------------------------------------------------------------------------
F.2   General expenses                                 204,681           730,584        245,026           245,026         2,668,996
-----------------------------------------------------------------------------------------------------------------------------------
F.3   Depreciation                                     130,479           357,621        132,323           132,323         1,145,954
-----------------------------------------------------------------------------------------------------------------------------------
F.4   Other expenses                                -2,107,320         2,666,460         81,852            81,852        55,437,598
-----------------------------------------------------------------------------------------------------------------------------------
G. Earnings before provision for loan losses         3,924,515        14,585,933      3,524,439         3,524,439       -13,572,981
-----------------------------------------------------------------------------------------------------------------------------------
H. Provision for loan losses                         4,500,000                 0              0                 0       271,770,684
-----------------------------------------------------------------------------------------------------------------------------------
I. Net Income at the end of period                    -575,485        14,585,933      3,524,439         3,524,439      -285,343,671
-----------------------------------------------------------------------------------------------------------------------------------

*     Includes only Panama - New York accounts.

**    Monetary unit at part and equivalent with US$ dollars.

This is a free translation from Spanish original version, taken from the monthly publication of the Republica de Panama Superintendencia de Bancos (website: http://www.superbancos.gob.pa).